Exhibit 11

Statement re Computation of Per Share Earnings

We compute earnings per share using the two-class method in accordance with ASC 260, Earnings Per Share. The two-class method is an allocation of earnings between the holders of common stock and a companys participating security holders. Our outstanding nonvested shares of restricted stock contain non-forfeitable rights to dividends and, therefore, are considered participating securities for purposes of computing earnings per share pursuant to the two-class method. We had no other participating securities at December 31, 2016 or 2015.

Contingently issuable shares associated with outstanding service-based restricted stock units were not included in the earnings per share calculations for the years ended December 31, 2016, 2015 and 2014, as the vesting conditions had not been satisfied.

	For the twelve months ended December 31:
	2016	2015	2014
Numerator:
Net income	$56,341	$46,421	$53,200
Less: distributed earnings allocated to unvested stock	(377)	(66)	(114)
Less: undistributed earnings allocated to unvested restricted stock	264	(237)	(258)
Numerator for basic earnings per share	$56,228	$46,118	$52,828
Effect of dilutive securities:
Add: undistributed earnings allocated to unvested restricted stock	264	237	258
Less: undistributed earnings reallocated to unvested restricted stock	(264)	(237)	(258)
Numerator for diluted earnings per share	$56,228	$46,118	$52,828
Denominator:
Weighted average shares outstanding - basic	43,542,785	43,432,149	43,357,602
Effect of dilutive securities:
Stock options and other awards	4,753	13,581	34,409
Weighted average shares outstanding - diluted	43,547,538	43,445,730	43,392,011

Basic earnings per share	$1.29	$1.06	$1.22
Diluted earnings per share	$1.29	$1.06	$1.22

Certain options to purchase FutureFuel's common stock were not included in the computation of diluted earnings per share for years ended December 31, 2016, 2015 and 2014 because they were anti-dilutive in the period. The weighted number of options excluded on this basis was 65,000, 97,500 and 25,000, respectively.